NO ACT

P.E. 02/05/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 29 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004216

February 29, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-29-16

Reg Thompson
Netflix, Inc.
rthompson@netflix.com

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

Dear Mr. Thompson:

This is in response to your letters dated February 5, 2016, February 9, 2016, February 18, 2016 and February 24, 2016 concerning the shareholder proposal submitted to Netflix by John Chevedden. We also have received letters from the proponent dated February 5, 2016, February 11, 2016, February 16, 2016, February 22, 2016, February 23, 2016 and February 24, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Netflix, Inc. (NFLX)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 5, 2016 no-action request.

Attached is a 2016 proposal that stood after a no-action challenge. It is like dozens of rue 14a-8 proposals that are published every year. The proposal asks that the company spend money to accomplish a particular goal – "at reasonable cost."

Gibson, Dunn & Crutcher was copied on the no-action request.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Carole Payne <cpayne@netflix.com>

WHEREAS: Mondelēz International's environmental policy states the company "is committed to reducing the environmental impact of our activities, preventing pollution and promoting the sustainability of the natural resources upon which we depend..." yet a significant amount of brand product packaging is not recyclable and new studies suggest plastic packaging that reaches the ocean is toxic to marine animals and potentially to humans.

Mondelēz' iconic brands like Oreo and Chips Ahoy are increasingly packaged in flexible film or other plastic packaging, such as pouches, that are not recyclable. Using non-recyclable packaging when recyclable alternatives are available wastes valuable resources that could be recycled many times over. Instead, many billions of discarded package wrappers and pouches representing significant amounts of embedded energy are incinerated or lie buried in landfills. Many of these brands could be sold in recyclable fiber or plastic packaging.

Non-recyclable packaging is more likely to be littered and carried into waterways. Millions of plastic wrappers are swept into waterways annually. A recent assessment of marine debris by a panel of the Global Environment Facility concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold..."

California spends nearly $500 million annually preventing trash, much of it packaging, from polluting beaches, rivers, and oceanfront. In the marine environment, plastics break down into small indigestible particles that birds and marine mammals mistake for food, resulting in illness and death. McDonald's Corp. is replacing plastic foam beverage cups with degradable paper cups due to such concerns.

Further, studies by U.S. Environmental Protection Agency Region 9 suggest a synergistic effect between persistent, bioaccumulative, toxic chemicals and plastic debris. Plastics concentrate and transfer toxic chemicals such as polychlorinated biphenyls and dioxins from the ocean into the marine food web and potentially to human diets, essentially forming a "toxic cocktail" increasing the risk of adverse effects to wildlife and humans. One study of fish from various parts of the North Pacific found one or more plastic chemicals in all fish tested, independent of location and species.

Making all packaging recyclable, if possible, is the first step to reduce the threat posed by ocean debris. Companies who aspire to corporate sustainability yet use these risky materials must explain why they market non-recyclable instead of recyclable packaging. Companies must also work with recyclers and municipalities to assure that recyclable packaging actually gets collected and recycled.

RESOLVED: Shareowners of Mondelez International request the Board to issue a report at reasonable cost, omitting confidential information, by October 1, 2016 assessing the environmental impacts of continuing to use non-recyclable brand packaging.

Supporting Statement: Proponents believe the report should include an assessment of the reputational, financial, and operational risks associated with continuing to use non-recyclable brand packaging and, to the extent possible, goals and a timeline to phase out non-recyclable packaging.

February 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mondelēz International, Inc.
Incoming letter dated January 6, 2016

The proposal relates to a report.

We are unable to concur in your view that Mondelēz may exclude the proposal under rule 14a-8(b). In our view, the proponents have provided written statements regarding their intent to hold the requisite amount of Mondelēz common stock through the date of the meeting of shareholders as required by rule 14a-8(b). Accordingly, we do not believe that Mondelēz may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Adam F. Turk
Special Counsel

NETFLIX

February 24, 2016

VIA ELECTRONIC MAIL *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Netflix, Inc.
Stockholder Proposals Submitted by John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Dear Mr. Chevedden,

We are in receipt of your correspondence to the Office of Chief Counsel of the U.S. Securities and Exchange Commission dated February 22, 2016 (the "**Correspondence**") and February 23, 2016.

In the Correspondence you assert that "the proposal does not mandate that the board spend a certain sum because the proposal wording is 'up to . . .'" In fact, it does. The proposal is clearly a minimum spending proposal and does specifically require that the board commit to spend a certain sum of money. The text of the resolution states "This proposal includes that our board fully support this proposal topic **and** commit to spend up to $10,000 or more on means, such as special solicitations . . ." (emphasis added). A commitment to spend up to $10,000 or more requires some amount of money to be spent, no matter how narrowly one might construe the language. As we have previously mentioned in our letter to you dated February 18, 2016, whether it is a proposal to spend one dollar, ten thousand dollars or one million dollars, proposals that include specific spending amounts like the one included in the proposals you have advanced necessarily involve the ordinary business of a company, a decision better left to a company's management.

We fail to see any relevance in your February 23, 2016 correspondence to our no-action request as it has no bearing on the arguments advanced.

Sincerely,

Reg Thompson
Associate General Counsel

cc: Office of Chief Counsel (via e-mail)
David Hyman, Esq.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Netflix, Inc. (NFLX)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 5, 2016 no-action request.

It is critical that the "board fully support" the topic of this proposal. By contrast the Board has a history of ignoring majority shareholder votes.

For instance the Board ignored these majority votes at the 2013 annual meeting:
73%-vote (73% is based on yes and no votes, not based on shares outstanding) for Independent Board Chairman, sponsored by the Comptroller, City of New York.
81%-vote for a Simple Majority Vote Standard, sponsored by John Chevedden.
81%-vote for Majority Voting for Directors, sponsored by the California State Teachers' Retirement System.
88%-vote for Annual Election of Each Director, sponsored by the Florida State Board of Administration.

Plus the board has since ignored 3 majority votes at the 2015 annual meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Carole Payne <cpayne@netflix.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Netflix, Inc. (NFLX)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 5, 2016 no-action request.

This proposal is address to the unified theme of adopting annual election of each director. To accomplish this it is essential that the proposal be approved by shareholders by a high supermajority vote level.

Thus it is critical that the "board fully support" the proposal. The proposal does not mandate that the board spend a certain sum because the proposal wording is "up to ..." The board has the option of the "means, such as special solicitations" of making its "good faith best effort to obtain the high vote required for passage." Thus the board could potentially use means that do not involve spending any material sum.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Carole Payne <cpayne@netflix.com>

[NFLX: Rule 14a-8 Proposal, December 23, 2015, Revised December 27, 2015]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

We approved this proposal topic at 4 Netflix annual meeting starting in 2012. Our impressive yes-votes ranged from 75% to 88%. Meanwhile 5 Netflix directors each received more than 48% in negative votes in 2015.

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, also adopted this topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

NETFLIX

February 18, 2016

VIA ELECTRONIC MAIL *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Netflix, Inc.
Stockholder Proposals Submitted by John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Dear Mr. Chevedden,

We are in receipt of your correspondence to the Office of Chief Counsel of the U.S. Securities and Exchange Commission dated February 11, 2016 (the "**February 11 Correspondence**") and February 16, 2016 (the "**February 16 Correspondence**").

In the February 11 Correspondence you assert that "[t]he company no-action request did not include a single page of the rules that are supposed to be forwarded to proponents to supplement a company request for additional information or changes." As an initial matter, our no-action request did not request additional information or changes from you. Nevertheless, as you surely know, companies are not required to provide proponents with copies of Rule 14a-8 or portions thereof, although the Staff encourages the practice when sending deficiency letters to proponents when there is a procedural defect in a proposal. And of course, we did include the text of Rule 14a-8(c) in the deficiency letter that we sent you on January 5, 2016. Nonetheless, we are happy to provide you with the text of Rules 14a-8(c) and 14a-8(i)(7), which are set forth on Attachment 1 hereto.

In the February 16 Correspondence, you assert that the following text (the "**Spending Proposal**") was not considered ordinary business in the March 10, 2015 FirstEnergy Corp. letter (the "**FirstEnergy Letter**"):

"This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal."

NETFLIX

The crux of the argument in FirstEnergy was that matters related to alternatives and procedures considered by management in responding to shareholder proposals, shareholder relations and the proxy solicitation process were part of the company's ordinary business operations, not that the specific amount of money to be spent by the company was part of the company's ordinary business operations. As you know, pursuant to Staff Legal Bulletin 14, the Staff will not consider any basis for exclusion that is not advanced by the company. Because FirstEnergy did not advance an argument that the amount to be spent by FirstEnergy involved the ordinary business of FirstEnergy, the determination made in the FirstEnergy Letter is inconclusive to the question at hand. Whether it involves one dollar, ten thousand dollars or one million dollars, proposals that include specific spending amounts like the one included in the Spending Proposal you have advanced necessarily involve the ordinary business of a company, a decision better left to a company's management.

Sincerely,

Reg Thompson
Associate General Counsel

cc: Office of Chief Counsel (via e-mail)
David Hyman, Esq.

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com

NETFLIX

Attachment 1

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

> (7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Netflix, Inc. (NFLX)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 5, 2016 no-action request.

Text like the below text was not considered ordinary business in:
FirstEnergy Corp. (March 10, 2015)

"This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal."

Plus the company does not explain how this proposal would be a viable proposal without the above provision to help overcome the inertia of the company's 67% supermajority vote rules.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Carole Payne <cpayne@netflix.com>

[NFLX: Rule 14a-8 Proposal, December 23, 2015, Revised December 27, 2015]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

We approved this proposal topic at 4 Netflix annual meeting starting in 2012. Our impressive yes-votes ranged from 75% to 88%. Meanwhile 5 Netflix directors each received more than 48% in negative votes in 2015.

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, also adopted this topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Netflix, Inc. (NFLX)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 5, 2016 no-action request.

The company no-action request did not include a single page of the rules that are supposed to be forwarded to proponents to supplement a company request for additional information or changes. The company does not explain its complete failure.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Carole Payne <cpayne@netflix.com>

NETFLIX

February 9, 2016

Via E-mail *** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Netflix, Inc.
Stockholder Proposals Submitted by John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Dear Mr. Chevedden,

We are in receipt of your correspondence to the Office of Chief Counsel of the U.S. Securities and Exchange Commission dated February 5, 2016 (the "**Correspondence**"). In the Correspondence you assert that "[t]here is no evidence that the proponent received any 2016 letter from the Company." We note that you did not indicate in the Correspondence that you had not received any 2016 letter from Netflix, Inc. (the "**Company**"), but rather that there is "no evidence" that you received such a letter. Please find attached hereto as Attachment 1 a copy of the e-mail sent by the Company at 1:18 p.m. Pacific Standard Time on January 5, 2016 to the e-mail address you provided in your revised proposal letter dated December 27, 2015 (the "**Proposal Letter**") and to which you specifically requested a response to be sent. The Proposal Letter was included as part of Exhibit A to the Company's no-action letter request dated February 5, 2016.

We further note that the e-mail address set forth in the letterhead of your Proposal Letter is now absent from the letterhead in the Correspondence. As you are aware, the Staff of the U.S. Securities and Exchange Commission (the "**Staff**") in Staff Legal Bulletin No. 14F has encouraged both companies and proponents to provide e-mail contact information in any correspondence with the Staff to reduce copying and postage costs. Please let us know if you no longer wish to receive correspondence at that e-mail address and we will update our records accordingly and send all future correspondence to you by first class or overnight mail to the address indicated in your letterhead, or such alternative e-mail address as you may designate.

Sincerely,

Reg Thompson
Associate General Counsel

cc: Office of Chief Counsel (via e-mail)
David Hyman, Esq.

NETFLIX

Carole Payne <cpayne@netflix.com>

Response: Rule 14a-8 Proposal Revision (NFLX) (Chevedden)

1 message

Carole Payne <cpayne@netflix.com> Tue, Jan 5, 2016 at 1:18 PM
To:** FISMA & OMB Memorandum M-07-16 ***
Cc: David Hyman <dhyman@netflix.com>, Reg Thompson <rthompson@netflix.com>

Dear Mr. Chevedden,

Please see attached correspondence in response to stockholder proposal submitted under Rule 14a-8.

Thank you.

CAROLE PAYNE
Legal Department
T 408.540.3625
100 Winchester Circle | Los Gatos, CA 95032
NETFLIX

On Sun, Dec 27, 2015 at 7:43 AM FISMA & OMB Memorandum M-07-16 wrote:

> Dear Mr. Hyman,
> Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
> Sincerely,
> John Chevedden

Response Proposal Chevedden 20160105.pdf
555K

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Netflix, Inc. (NFLX)
Elect Each Director Annually
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 5, 2015 no-action request.

This company no-action request is without merit.

There is no evidence that the proponent received any 2016 letter from the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Carole Payne <cpayne@netflix.com>

NETFLIX

February 5, 2016

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Netflix, Inc.
Stockholder Proposals Submitted by John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to notify the Securities and Exchange Commission (the "**Commission**") that Netflix, Inc. (the "**Company**" or "**Netflix**") intends to exclude from its proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**") the precatory stockholder proposals set forth below (the "**Proposals**"), which were received from John Chevedden (the "**Proponent**"). The Proposals request that (i) the Company take the steps necessary to reorganize the Board of Directors (the "**Board**") into one class with each director subject to election each year and (ii) the Company's Board commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**') not recommend to the Commission any enforcement action if the Company excludes the Proposals from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on the basis that the Proposals relate to Netflix's ordinary business operations, and Rule 14a-8(c) under the Exchange Act, on the basis that the Proposals constitute two distinct and separate proposals embedded in one resolution.

Copies of the Proposals, as well as all related correspondence between Netflix and the Proponent, are attached hereto as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("**SLB 14D**"), Netflix has filed this letter and attachments electronically with the Commission not later than 80 calendar days before Netflix expects to file its definitive 2016 Proxy Materials with the Commission, and has concurrently sent copies of this letter and attachments electronically to the Proponent.

I. THE PROPOSALS

The pertinent part of the Proposals and supporting statement are as follows:

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

We approved this proposal topic at 4 Netflix annual meeting starting in 2012. Our impressive yes-votes ranged from 75% to 88%. Meanwhile 5 Netflix directors each received more than 48% in negative votes in 2015.

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, also adopted this topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

II. EXCLUSION OF THE PROPOSALS

A. Bases for Exclusion of the Proposals

As discussed more fully below, the Company believes that it may properly omit the Proposals from its 2016 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposals deal with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(c), as the resolution included in the Proposals constitutes two separate and distinct proposals, and despite proper notice, the Proponent has failed to correct the procedural deficiency.

B. The Proposals May Be Excluded in Reliance on Rule 14a-8(i)(7), as They Deal With Matters Relating to Netflix's Ordinary Business Operations

Overview of the "Ordinary Business" Exclusion

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In this regard, the Commission noted that "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons set forth below, Netflix believes the Proposals are excludable under Rule 14a-8(i)(7) because they implicate both considerations referenced in the 1998 Release.

The Proposals deal with fundamental matters that are not appropriate for stockholder oversight — decisions regarding how the Company spends its corporate funds.

Decisions regarding how the Company should spend its corporate funds are fundamental to the day-to-day operations of the Company. The sources and uses of the Company's funds are determined on a daily basis by management which has at its disposal the information necessary for it to make informed decisions on the appropriateness of its spending in meeting corporate goals and initiatives. In granting no-action relief in *R.J. Reynolds Industries* (November 24, 1975), the Staff stated "[the proposal] deals with the company's finances (specifically management of debt), a matter that necessarily involves the ordinary operations of the company." Following the logic of the Staff in *R.J. Reynolds Industries*, statements in the Proposals regarding how much of the Company's corporate funds the Board should expend to support a binding proposal to declassify the Board also necessarily implicates the day-to-day operations of the Company, a matter that should not be within the purview of the Company's stockholders.

The Proposals do not raise significant policy issues that transcend the Company's day-to-day business.

The 1998 Release provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. The Proposals relate in part to the spending of up to $10,000 or more of the Company's corporate funds on one or more means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage of a binding proposal to reorganize the Board from three classes serving three-year terms to one class serving one-year terms. This does not raise significant policy issues that transcend Netflix's day-to-day business of providing over 75 million streaming members in over 190 countries with more than 125 million hours of TV shows and movies per day over the Company's Internet television network. It cannot be argued that the Proposals involve a social policy issue of the type which the Division of Corporation Finance focused on in reversing the *Cracker Barrel Old Country Stores, Inc.* no-action decision (Oct. 13, 1992) in the 1998 Release, and thus the significant policy exclusion articulated by the Staff in the 1998 Release should not be applicable to the Proposals.

The Proposals seek to "micro-manage" decisions about complex matters upon which stockholders are not in a position to make an informed judgment.

One of the proposals included in the Proposals seeks to "micro-manage" the Company by interfering with day-to-day ordinary business decisions appropriately left to the purview of management and the board of directors and over which the stockholders of the Company cannot make an informed judgment (i.e., how the Company spends its corporate funds). Certain tasks are so essential to management's ability to run a business that they could not, as a practical matter, be subject to the direct oversight of stockholders. When proposals seek to probe too deeply into complex matters for which shareholders, as a group, would not be in a position to make an informed judgment, the proposals are micro-managing the company and, therefore, are excludable pursuant to Rule 14a-8(i)(7).

Companies have excluded, with the Staff's concurrence, proposals trying to "micro-manage" portions of a company's ordinary business operations and spending. *See Vishay Intertechnology, Inc.* (March 28, 2008) (concurring that the company could exclude a shareholder proposal requesting that the company pay off an existing convertible note); *R.J. Reynolds Industries, Inc.* (November 24, 1975).

Because the Proposals seek to micro-manage the amount (up to $10,000 or more) and allocation of spending of corporate funds in a specific area of the business, it is clear that the Proposals are of the type that Rule 14a-8(i)(7) permits the Company to exclude. The Proposals relate to the spending of corporate funds which is inherently part of the ordinary business operations of the Company, better left to the informed judgment of Company's management rather than micro-managed by shareholders.

As such, these Proposals should be excluded in their entirety under Rule 14a-8(i)(7).

C. **The Proposals May Be Excluded Under Rule 14a-8(c) Because they Contain Multiple Proposals, and the Proponent has Failed to Cure the Procedural Deficiency Despite Proper Notice**

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The Proposals may be properly omitted from the 2016 Proxy Materials because they constitute multiple proposals in violation of Rule 14a-8(c). Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." If a stockholder submits multiple proposals, causing such submission to be procedurally deficient, Rule 14a-8(f) of the Exchange Act requires the company to notify the proposing shareholder 14 days from the time it receives the proposal. Rule 14a-8(f) also provides that the shareholder proponent has 14 days from the day it receives notice of the procedural deficiency from the company under Rule 14a-8(f) to cure the deficiency.

The Company initially received a proposal from the Proponent on December 23, 2015 (the "**Original Proposal**"). On December 27, 2015 the Proponent revised the Original Proposal to read as provided above and delivered it to the Company. On January 5, 2016, the Company notified the Proponent that the Proposals were deficient under Rule 14a-8(c) and informing the Proponent that it had 14 days from its receipt of the notice to cure the deficiency. The Company did not receive a revised proposal from the Proponent curing the deficiency under Rule 14a-8(c) within such 14-day period nor as of the date of this letter. Because the Proponent did not cure the deficiency within 14 days of its receipt of the deficiency notice from the Company, the Company requests that the Staff concur in its view that the Proposals may properly be omitted from the 2016 Proxy Materials.

A shareholder proposal with multiple components constitutes multiple proposals, and therefore violates Rule 14a-8(c), unless the separate components of the proposal "are closely related and essential to a single well-defined unifying concept" (Commission Release No. 34-12999, November 22, 1976) (the "**1976 Release**"). The Staff has granted no-action relief where a proponent sought inclusion of proposals whose elements appeared superficially related but were in fact distinct. Examples include: *HealthSouth Corporation* (March 28, 2006) (proposal to grant shareholders the power to increase the size of the board and to fill any director vacancies created by such an increased deemed to be more than one proposal); *BostonFed Bancorp, Inc.* (March 5, 2001) (proposal to alter charter and bylaws to remove restrictions relating to various shareholder rights was excludable); *Storage Tech Corp.* (February 22, 1996) (proposal calling for immediate resignation of chief executive officer and disclosure of his severance arrangements was excludable); *American Electric Power* (January 2, 2001) (proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the governance of AEP); *Duke Energy Corp.* (February 27, 2009) (proposal to impose director qualifications, to limit director pay and to disclose director conflicts of interest despite the fact that the proponent claimed all three elements related to director accountability); *PG&E Corp.* (March 11, 2010) (concurring in the exclusion of a proposal asking that, pending completion of certain studies, the company (i) mitigate potential risks encompassed by those studies, (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site and (iii) not increase production of certain waste at the site beyond the levels then authorized, despite the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of a specific power plant).

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com

Like the proposals in the precedents discussed above, the Proposals contains multiple elements requiring separate and distinct actions that are not essential to a well-defined unifying concept. Here, the Proposals contains two distinct and separate proposals that (i) the Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and (ii) the Company's Board commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal. The first proposal in the Proposals consists of three integral components that the Board approve an amendment to the Company's Certificate of Incorporation to declassify the Board, to recommend such amendment to the Company's stockholders and include a proposal to amend the Company's Certificate of Incorporation to declassify the Board in the Company's proxy statement. The second proposal included in the Proposals consists of two integral components that the Board support the amendment to the Company's Certificate of Incorporation to declassify the Board and second that the Board commit to spend $10,000 or more on a mean or means to obtain the high vote required for the stockholder to adopt such an amendment. It is worth noting that the Original Proposal did not include the second proposal, and the Proponent's amending the Original Proposal suggests that the Proponent was adding a non-essential additional proposal to the Original Proposal.

The Board committing to spending of a certain sum of money to obtain stockholder approval of an amendment to the Company's Certificate of Incorporation is a separate and distinct proposal from the Company taking actions legally required to affect a declassification of the Board. It cannot be successfully argued that committing such specified sum of money is "essential" to a single well-defined unifying concept required under the 1976 Release. Moreover, the Proponent has historically submitted substantially similar proposals without the spending component being included in the resolution to be adopted by stockholders, so it is difficult to argue that the spending request is an essential component of the Proposal. See for example the proposals included in the definitive proxy statements for NeuStar, Inc. (filed with the Commission on April 17, 2014), Netflix, Inc. (filed with the Commission on April 27, 2015) and Newell Rubbermaid Inc. (filed with the Commission on April 1, 2011). As such, due to the fact that the Proponent failed to remedy the procedural deficiency in the Proposals within the time frame contemplated by Rule 14a-8(f), the Proposals should be excluded in its entirety under Rule 14a-8(c).

III. CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposals from the 2016 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact me at (408)-540-3700 or at rthompson@netflix.com. We also request that, in accordance with

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Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,

Reg Thompson
Associate General Counsel

cc: John Chevedden (via e-mail)
David Hyman, Esq.

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EXHIBIT A

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David Hyman
Corporate Secretary
Netflix, Inc. (NFLX)
100 Winchester Circle
Los Gatos CA 95032
PH: 408 540-3700

Dear Mr. Hyman,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 23, 2015
Date

cc: Carole Payne <cpayne@netflix.com>
FX: 408-317-0334
Reg Thompson <rthompson@netflix.com>
Lilly Guadarrama <lguadarrama@netflix.com>
FX: 408-540-3737

[NFLX: Rule 14a-8 Proposal, December 23, 2015]

Proposal 4 – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

We approved this proposal topic at 4 Netflix annual meeting starting in 2012. Our impressive yes-votes ranged from 75% to 88%. Meanwhile 5 Netflix directors each received more than 48% in negative votes in 2015.

A total of 79 S&P 500 and Fortune 500 companies, with aggregate market capitalization of one trillion dollars, also adopted this topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David Hyman
Corporate Secretary
Netflix, Inc. (NFLX)
100 Winchester Circle
Los Gatos CA 95032
PH: 408 540-3700

REVISED DEC. 27 2015

Dear Mr. Hyman,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 23, 2015
Date

cc: Carole Payne <cpayne@netflix.com>
FX: 408-317-0334
Reg Thompson <rthompson@netflix.com>
Lilly Guadarrama <lguadarrama@netflix.com>
FX: 408-540-3737

[NFLX: Rule 14a-8 Proposal, December 23, 2015, Revised December 27, 2015]

Proposal [4] – Elect Each Director Annually

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. Although our company can adopt this proposal topic in one-year and the proponent is in favor of a one-year implementation, this proposal allows the option to phase it in over 3-years. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

We approved this proposal topic at 4 Netflix annual meeting starting in 2012. Our impressive yes-votes ranged from 75% to 88%. Meanwhile 5 Netflix directors each received more than 48% in negative votes in 2015.

A total of 79 S&P 500 and Fortune 500 companies, worth more than one trillion dollars, also adopted this topic since 2012. Annual elections are widely viewed as a corporate governance best practice. Annual election of each director could make directors more accountable, and thereby contribute to improved performance and increased company value.

Please vote to enhance shareholder value:

Elect Each Director Annually – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

Post-it® Fax Note 7671	Date 12-30-15 # of pages ▶
To David Hyman	From John Chevedden
Co./Dept.	Co.
Phone #	*** FISMA & OMB Memorandum M-07-16
Fax # 408-540-3737	Fax #

NFLX

December 30, 2015

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in FISMA & OMB Memorandum M-07-16 in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since December 1, 2014.

1. Netflix, Inc. (NFLX) 100 shares
2. Allergan, Inc. (AGN) 100 shares
3. Alphabet Inc. (GOOG) 7 shares
4. Alphabet Inc. (GOOGL) 7 shares
5. American Airlines Group Inc. (AAL) 100 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

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January 5, 2016

Via Electronic Mail

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposals Under Rule 14a-8

Dear Mr. Chevedden:

We have received the revised letter from you (the "Proponent") dated December 27, 2015 (the "Proposal Letter") and received by Netflix, Inc. ("we", "us" or the "Company") on the same date.

We note that the Proposal Letter contained two distinct proposals embedded in one resolution in violation of Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the text of which provides "(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The first proposal in the Proposal Letter is a precatory proposal that requests the board to take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year. The second proposal in the Proposal Letter requests the board to support the proposal topic and spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the super-high vote required for passage as a subsequent binding company proposal.

Pursuant to Rule 14a-8(f) of the Exchange Act, the Proponent has 14 days from receipt of this letter to respond to this letter and cure the deficiencies described above.

Lastly, please note that these proposals were submitted via email and fax. The Staff of the Securities and Exchange Commission has published legal bulletins regarding proper submission of shareholder proposals. As provided in Staff Legal Bulletin No. 14:

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a

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shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

The address of Netflix, Inc.'s principal executive office is: Netflix, Inc., 100 Winchester Circle, Los Gatos, California 95032, Attention: Secretary.

While we have accepted your proposals submitted by email and fax in the past, and will again this year, please note that in the future, failure to follow the proper procedures for submitting a stockholder proposal may result in the proposal being excluded from the Proxy Statement.

Sincerely,

Netflix, Inc.

Reg Thompson/cp

Reg Thompson
Assistant Secretary

100 Winchester Circle | Los Gatos, CA 95032 | Phone 408 540 3700 | Fax 408 317 0462 | www.netflix.com